Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Harvest Operations Corp.

We were previously auditors for Harvest Operations Corp. and, under the date of February 28, 2013, we reported on the consolidated financial position of Harvest Operations Corp. as at December 31, 2012 and 2011, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2012 and 2011. We have read the statements included under Item 16F of Harvest Operations Corp.’s Form 20-F dated April 30, 2014 and we agree with such statements related to Ernst & Young LLP.

Yours very truly,

Calgary, Canada

April 30, 2014

A member firm of Ernst & Young Global Limited